InVivo Therapeutics Holdings Corp.

One Kendall Square, Suite B14402

Cambridge, MA 02139

June 19, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                             InVivo Therapeutics Holdings Corp.

Registration Statement on Form S-1

File No. 333-224424

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, InVivo Therapeutics Holdings Corp. hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-224424), so that it may become effective at 4:30 p.m. on June 20, 2018, or as soon thereafter as practicable.

Very truly yours,

INVIVO THERAPEUTICS HOLDINGS CORP.

By:	/s/ Richard Toselli
Name: Richard Toselli
Title: President and Chief Executive Officer